UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Innovative Industrial Properties, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45781V101

(CUSIP Number)

November 30, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 45781V101	Page 2 of 9

1.	Name of Reporting Persons: Serenity Trading, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 225,000
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 225,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 225,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 6.7% (1)
12.	Type of Reporting Person (See Instructions): OO

(1)	Calculated based on 3,350,000 shares of common stock, par value $0.001 per share (“Common Shares”), of Innovative Industrial Properties, Inc. (the “Company”) outstanding, according to the prospectus dated November 30, 2016 relating to the Company’s Registration Statement on Form S-11 (File No. 333-214148).

Schedule 13G

CUSIP No. 45781V101	Page 3 of 9

1.	Name of Reporting Persons: Serenity Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Alaska
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 225,000
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 225,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 225,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 6.7% (1)
12.	Type of Reporting Person (See Instructions): OO, HC

(1)	Calculated based on 3,350,000 Common Shares outstanding according to the prospectus dated November 30, 2016 relating to the Company’s Registration Statement on Form S-11 (File No. 333-214148).

Schedule 13G

CUSIP No. 45781V101	Page 4 of 9

1.	Name of Reporting Persons: Stephen G. Schuler
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 275,000
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 275,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 275,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 8.2% (1)
12.	Type of Reporting Person (See Instructions): IN, HC

(1)	Calculated based on 3,350,000 Common Shares outstanding according to the prospectus dated November 30, 2016 relating to the Company’s Registration Statement on Form S-11 (File No. 333-214148).

Schedule 13G

CUSIP No. 45781V101	Page 5 of 9

1.	Name of Reporting Persons: Mary Jo Schuler
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 275,000
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 275,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 275,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 8.2% (1)
12.	Type of Reporting Person (See Instructions): IN, HC

(1)	Calculated based on 3,350,000 Common Shares outstanding according to the prospectus dated November 30, 2016 relating to the Company’s Registration Statement on Form S-11 (File No. 333-214148).

Item 1.	(a)	Name of Issuer Innovative Industrial Properties, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 17190 Bernardo Center Drive San Diego, CA 92128

Item 2.	(a)

Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

Serenity Trading, LLC (“Serenity Trading”)

Serenity Investments, LLC (“Serenity Investments”)

Stephen G. Schuler

Mary Jo Schuler

This Statement also relates to Common Shares owned by the Schuler Family GST Trust dated June 6, 2003 (the “Trust”).

	(b)	Address of Principal Business Office 1010 Lake Street, #200 Oak Park, IL 60301

	(c)	Citizenship Serenity Trading: Illinois Serenity Investments: Alaska Stephen G. Schuler: United States Mary Jo Schuler: United States

	(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

	(e)	CUSIP Number: 45781V101

Item 3.	Type of Filing.

Not Applicable.

Item 4.	Ownership.

Each of Stephen G. Schuler and Mary Jo Schuler may be deemed the beneficial owner of 275,000 Common Shares, which is approximately 8.2% of the Common Shares outstanding. This amount consists of (i) 225,000 Common Shares directly held by Serenity Trading, which is approximately 6.7% of the Common Shares outstanding, and (ii) 50,000 Common Shares directly held by the Trust, which is approximately 1.5% of the Common Shares outstanding. The foregoing percentages were calculated based on 3,350,000 Common Shares outstanding according to the prospectus dated November 30, 2016 relating to the Company’s Registration Statement on Form S-11 (File No. 333-214148).

Serenity Investments is the sole member of Serenity Trading. Stephen G. Schuler and Mary Jo Schuler separately hold equity interests in Serenity Investments that together represent all of the outstanding equity of Serenity Investments. In such capacities, each of Serenity Investments, Stephen G. Schuler and Mary Jo Schuler share voting and dispositive power with respect to the Common Shares held by Serenity Trading. In addition, Stephen G. Schuler and Mary Jo Schuler may be deemed, for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, to share voting and dispositive power with respect to the Common Shares held by the Trust.

Each of Stephen G. Schuler and Mary Jo Schuler disclaims beneficial ownership of these securities except to the extent of his or her pecuniary interest therein. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by such Reporting Person that he or she is the beneficial owner of any of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

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Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2016

SERENITY TRADING, LLC

By:	/s/ Stephen Schuler
Name:	Stephen Schuler
Title:	President of its Manager

SERENITY INVESTMENTS, LLC

By:	/s/ Stephen Schuler
Name:	Stephen Schuler
Title:	President of its Manager

/s/ Stephen Schuler
STEPHEN G. SCHULER

/s/ Mary Jo Schuler
MARY JO SCHULER

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EXHIBIT INDEX

Exhibit Number	Description of Exhibits

99.1	Joint Filing Agreement, dated as of December 12, 2016, by and among Serenity Trading, LLC, Serenity Investments, LLC, Stephen G. Schuler and Mary Jo Schuler

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